Exhibit (a)(1)(vii)

March 31, 2026

Dear Fellow Shareholder,

Thank you for your support of KKR FS Income Trust (“K-FIT” or the “Fund”) and for entrusting us with your capital. We are writing to provide an update in connection with the results of the Fund’s recent quarterly share repurchase offer for the first quarter of 2026.

Managing Capital with Discipline

K-FIT aims to provide shareholders with access to attractive current income and the potential for long-term capital appreciation with a diversified portfolio of privately originated credit investments and a deliberate approach to liquidity management. The Fund seeks to balance shareholders’ desire for periodic liquidity with the inherently less-liquid characteristics of the private assets held in the portfolio.

In the Q1 2026 repurchase offer, which expired on March 30, 2026, K-FIT offered to repurchase up to 5.0% of its shares outstanding (as of December 31, 2025) and received properly tendered repurchase requests totaling approximately 6.3%1 of the outstanding shares. As a result, in accordance with the terms of the Q1 2026 quarterly repurchase offer, the Fund will satisfy all such repurchase requests on a pro-rata basis of approximately 80%.1 Unfulfilled repurchase requests do not automatically carry over to the next repurchase offer. Shareholders may elect to submit a request in any future quarterly repurchase offer.

During the first quarter of 2026, K-FIT experienced gross subscription inflows in excess of the total repurchase requests received. The Fund’s strategy and portfolio construction are designed with the understanding that participation in repurchase programs can vary from quarter to quarter as shareholders balance allocation decisions and liquidity needs across their portfolios.

Our approach remains focused on managing liquidity in a manner that supports the long-term objectives of the Fund – seeking to: deliver attractive performance, preserve portfolio construction, avoid forced asset sales, and retain flexibility to deploy capital selectively as opportunities arise. Historically, moments of market volatility have created favorable lending conditions and attractive opportunities for long-term investors with capital to deploy. We view K-FIT’s structure, including established limits on quarterly liquidity, as a key feature that enables our disciplined long-term investment strategy and an important component of prudent fund management over time.

The Fund has conducted discretionary share repurchase offers every quarter since the third quarter of 2024 for up to 5.0% of shares outstanding as of the close of the previous calendar quarter. The Fund intends to continue to offer its repurchase program to shareholders quarterly, subject to market conditions and the discretion of the Board of Trustees.

Portfolio Construction and Performance

K-FIT’s portfolio reflects a deliberate mix of complementary strategies designed to perform in a broad range of economic conditions. As of February 28, 2026, approximately 70% of the portfolio was allocated to U.S. direct lending, 25% to asset-based finance, and the balance to traded credit.2

1 Estimated pending final transfer agent processing of repurchase requests.

2 Based on fair value.

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

K-FIT has continued to scale thoughtfully, with the portfolio totaling approximately $2.7 billion (at fair value) invested across 177 issuers and diversified across 22 industries. That growth has been anchored in a consistent focus on senior-secured lending, with virtually all direct lending investments structured as first-lien loans.

In direct lending, we continue to focus on upper middle-market borrowers with durable business models and meaningful equity capitalization. As of February 28, 2026, the median and weighted average earnings before interest, taxes, depreciation and amortization (EBITDA) of K-FIT’s direct lending portfolio companies were approximately $142 million and $231 million, respectively.3

As of February 28, 2026, the portfolio had zero investments on non-accrual, with leverage at approximately 0.66x (debt-to-equity) and the Fund had $348 million of available liquidity (consisting of cash and cash equivalents, as well as availability under its credit facilities) to support portfolio companies and pursue new investments while preserving balance sheet discipline.

As of February 28, 2026, K-FIT:

•	Delivered an annualized inception-to-date net return of 13.9%, reflecting the combined contribution of stable net asset value (NAV) and consistent income generation.[4]
•	Generated positive total returns in each month since inception in March 2023.
•	Paid an annualized distribution rate of 9.1% based on the Fund’s NAV as of February 28, 2026, with 100% of distributions funded through ordinary income over the trailing twelve-month period.[5]

3 All EBITDA metrics are specific to the US Direct Lending strategy only. EBITDA is a non-GAAP financial measure. For a particular portfolio company, EBITDA is typically defined as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA amounts are estimated from the most recent portfolio company financial statements, have not been independently verified by the investment adviser or the Fund, and may reflect a normalized or adjusted amount. Excluded from the data above is information in respect of the following: (i) portfolio companies that do not report EBITDA and (ii) portfolio companies with negative or de minimis EBITDA. Accordingly, neither the investment adviser nor the Fund makes any representation or warranty in respect of this information.

4 Through February 28, 2026. The performance data quoted represents past performance and is no guarantee of future results. The performance data and NAV disclosed take into account the waivers from FS/KKR Advisor, LLC, the Fund’s investment adviser, on the Fund’s base management fee and subordinated incentive fee on income through 9/30/2025. The Fund’s Class I shares are subject to a shareholder servicing and distribution fee of 0.85% per annum, which amount is waived in full without recoupment unless and until terminated by vote of the Fund’s board of trustees (including a majority of the independent trustees). If an investor buys the Fund’s Class I shares through certain financial intermediaries, they may directly charge transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as such financial intermediary may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class I shares. In connection with the sales of Class I shares, participating broker-dealers may charge investors a placement agent fee or other brokerage commission, subject to the discretion of the broker-dealer. Any such placement agent fee or brokerage commission is not part of (and is in addition to) an investor’s aggregate purchase price for its Class I shares and will be directly charged to such investor. Investors should consult with their selling agents about the upfront placement fees or brokerage commissions and any additional fees or charges their selling agents might impose. The performance data disclosed assumes the reinvestment of cash dividends commencing with the monthly distribution for April 2024, prior to any tax effect. Prior to April 2024, the performance data assumes investors received cash distributions, prior to tax effect. Information is based on an inception date of 3/31/2023, the date the Fund elected to be regulated as a BDC, which occurred after the date of formation and certain investment activities. The investment return and principal value of an investment will fluctuate so that an investor’s shares, if repurchased or otherwise disposed of for value, may be worth more or less than their original cost, and current performance may be lower or higher than the performance quoted.

5 The annualized distribution rate is expressed as a percentage equal to the projected annualized distribution amount per share (which is calculated by annualizing the regular, monthly cash distribution per share declared as of month-end, without compounding), divided by the Fund’s NAV per share as of the prior month-end. The payment of future distributions on the Fund’s common shares is subject to the discretion of the Fund’s board of trustees and applicable legal restrictions and, therefore, there can be no assurance as to the amount or timing of any such future distributions. The determination of the tax attributes of the Fund’s distributions is made annually at the end of the calendar year, and a determination made on an interim basis may not be representative of the actual tax attributes of the Fund’s distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the return of capital, borrowings, or expense reimbursements and waivers. In addition, the Class I shares are subject to a shareholder servicing and distribution fee of 0.85% per annum, which amount is waived in full without recoupment unless and until terminated by vote of the Fund’s board of trustees (including a majority of the independent trustees). Investors should note that if an investor buys the Fund’s Class I shares through certain financial intermediaries, they may directly charge the investor transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as such financial intermediary may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class I shares. Investors should consult with their selling agents about the sales load and any additional fees or charges their selling agents might impose.

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

Looking Ahead

As we look forward, we believe increased dispersion across credit markets will continue to reward disciplined underwriting, conservative structuring, and thoughtful deployment of capital. Our focus remains on managing the Fund with a long-term perspective, prioritizing capital preservation, consistent income, and prudent growth over short-term expansion.

We appreciate the trust you place in us and remain committed to communicating transparently as market conditions evolve.

Sincerely,

The KKR FS Income Trust team

Important Notice

Past performance is not indicative of future results.

This communication includes forward-looking statements based on current expectations. Any statements that are not purely historical are forward-looking statements, and any such statement is not a guarantee of future performance and is subject to uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statement, including, without limitation, market conditions, uncertainties surrounding interest rate volatility, changing economic conditions and other factors the Fund has identified in its filings with the Securities and Exchange Commission (the “SEC”).

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions may prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions can be incorrect. You should not place undue reliance on these forward-looking statements. The forward-looking statements contained in this communication are made as of the date hereof, and we assume no obligation to update the forward-looking statements for subsequent events. To obtain copies of the Fund’s SEC filings, please visit the Fund’s SEC EDGAR page at www.sec.gov.

All information is as of December 31, 2025, unless otherwise indicated, is subject to change, and will not be updated or otherwise revised to reflect information that subsequently becomes available or circumstances existing or changes occurring after the date hereof.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Fund or in any fund or account managed by FS/KKR Advisor, LLC or its affiliates. An offer may be made only through the Fund’s relevant offering materials.

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104